Liberty Acres Farm LLC
Balance Sheet (UNAUDITED)
As of December 31, 2016

	Dec 31, 16
ASSETS	
Current Assets	
Checking/Savings	
CASH	1,720.88
DelVecchio Loam	-3,356.08
Spagnola Loan	-11,193.96
Unity Bank Checking	1,790.54
Total Checking/Savings	-11,038.62
Total Current Assets	-11,038.62
Fixed Assets	
Furniture and Equipment	12,344.55
Total Fixed Assets	12,344.55
TOTAL ASSETS	1,305.93
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	-345.43
Total Accounts Payable	-345.43
Credit Cards	
citibank	2,352.80
lowes CC	405.00
Total Credit Cards	2,757.80
Total Current Liabilities	2,412.37
Total Liabilities	2,412.37
Equity	
Opening Balance Equity	400.30
Net Income	-1,506.74
Total Equity	-1,106.44
TOTAL LIABILITIES & EQUITY	1,305.93

3:28 PM
08/23/17
Accrual Basis

Liberty Acres Farm LLC
Profit & Loss (UNAUDITED)
January through December 2016

		Jan - Dec 16
Ordinary Income/Expense		
Income		
Food Sales		29,478.17
Total Income		29,478.17
Expense		
advertising		328.43
Bank Service Charges		93.52
Bedding		365.50
Car and Truck Expenses		608.45
CC Fee		-196.57
fencing		1,089.02
Freight and Trucking		42.31
Gasoline, Fuel and Oil		528.85
ice		328.34
Insurance Expense		897.65
Interest Expense		272.65
LGA Expense		434.13
Livestock		
Broilers	1,268.00	
guardian animal	74.00	
layers	2,645.85	
piglets	440.00	
Turkeys	420.98	
Total Livestock		4,848.83
Livestock Feed		
Broiler Feed	4,690.45	
Hog Feed	2,348.00	
Layer Feed	6,234.96	
Total Livestock Feed		13,273.41
livestock medical		28.36
membership dues		100.00
misc expense		229.05
Office Supplies		446.17
packaging		
Egg Cartons	543.99	
labels	28.00	
shrink bags	331.50	
Vacuum bags	31.79	
packaging - Other	114.69	
Total packaging		1,049.97
Processing		
Hog	1,603.39	
Total Processing		1,603.39
Repairs and Maintenance		1,209.85
Small Tools and Equipment		2,386.44
Utilities		
electricity	1,017.16	
Total Utilities		1,017.16
Total Expense		30,984.91
Net Ordinary Income		-1,506.74
Net Income		**-1,506.74**

Liberty Acres Farm LLC
Statement of Cash Flows (UNAUDITED)
January through December 2016

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-1,506.74
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	-345.43
citibank	2,352.80
lowes CC	405.00
Net cash provided by Operating Activities	905.63
INVESTING ACTIVITIES	
Furniture and Equipment	-12,344.55
Net cash provided by Investing Activities	-12,344.55
FINANCING ACTIVITIES	
Opening Balance Equity	400.30
Net cash provided by Financing Activities	400.30
Net cash increase for period	-11,038.62
Cash at end of period	**-11,038.62**

Liberty Acres Farm LLC

NOTES TO FINANCIAL STATEMENTS

August 23, 2017

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Liberty Acres Farm LLC ("the Company") is a limited liability company organized under the laws of the State of Pennsylvania.
The Company operates as a farm that produces pasture raised eggs and meat
The Company will conduct an equity crowdfund offering during the Fourth quarter of 2017 for the purpose of raising operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the company conform to accounting principles generally accepted in the unites states of America (GAAP) the company adopted the colander year as is basis of reporting

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances.

Accounts Receivable

All product sold is sold on a COD basis. There is no accounts receivable

Advertising Costs

The Company expenses direct advertising costs as incurred.